

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. Shmuel Dovid Hauck
Chief Executive Officer
Dolat Ventures, Inc.
545 Eighth Avenue, Suite 401
New York, NY 10018

>   **Re: Dolat Ventures, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed June 23, 2010**
>   **File No. 001-34128**

Dear Mr. Hauck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please revise your disclosure to explicitly state whether or not LBB & Associates Ltd., LLP's audit reports on your financial statements for the fiscal years ended February 28, 2010 and February 28, 2009 were qualified as to uncertainty, audit scope, or accounting principles and describe the nature of the qualification. In this respect, your disclosure should not provide any qualifying language, such as "except that". We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

2.   Please confirm your obligation to report the engagement of new independent accountant in a current report on Form 8-K and provide the disclosures required by Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief